Exhibit 99.1

Portage Biotech Inc.

Consolidated Interim Financial Statements

For the three and six months ended September 30, 2019

(Unaudited – Prepared by Management)

(US Dollars)

Portage Biotech Inc.

Consolidated Interim Financial Statements

For the Three and six months ended September 30, 2019

NOTICE TO READER OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The consolidated interim financial statements for Portage Biotech Inc. comprised of the consolidated interim statements of financial position as at September 30, 2019 and for the year ended March 31, 2019, and the consolidated interim statement of operations for the three and six months ended September 30, 2019, statement of changes in equity and cash flows for the six month period ended September 30, 2019 and are the responsibility of the Company’s management.

The consolidated interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these consolidated interim financial statements in accordance with International Financial Reporting Standards.

The consolidated interim financial statements have not been reviewed by the Company’s independent external auditors, Marcum LLP.

“signed”	“signed”
Kam Shah CPA,C.A., Director	Ian Walters MD, Director

December 30, 2019

Portage Biotech Inc.

Consolidated Interim Statements of Financial Position

(US Dollars)

(Unaudited – see Notice to Reader dated December 30, 2019)

As at ,	Note	September 30, 2019	March 31, 2019
			(Audited)
		in 000$	in 000$
Assets
Current
Cash and cash equivalents		3,844	6,166
Prepaid expenses and other receivable	4	423	282
Investments in marketable equity securities	6	85	103
		$4,352	$6,551
Long-term assets
Long term portion of other receivable	4	45	45
Investment in associate	7	1,141	1,207
Investment in private companies	9	6,498	5,200
Goodwill	10	43,324	43,324
In process research and development	10	117,388	117,388
Total assets		$172,748	$173,715
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		1,261	1,107
Unsecured notes payable	11	567	663
Warrant liability	11	24	24
		$1,852	$1,794
Non-current liabilities
Unsecured notes payable	11	3,000	3,000
Deferred tax liability	10	20,364	20,364
		23,364	23,364
Total liabilities		$25,216	$25,158
Shareholders’ Equity
Capital stock	12	117,535	116,237
Stock option reserve	13	333	324
Accumulated other comprehensive income		64	82
Accumulated deficit		(19,684)	(16,969)
Total equity attributable to owners of the Company		$98,248	$99,674
Non-controlling interest	20	$49,284	$48,883
Total equity		$147,532	$148,557
Total liabilities and equity		$172,748	$173,715
Commitments and Contingent Liabilities (Note 15)

On behalf of the Board	“Kam Shah”	Director	“Ian Walters”	Director
	(signed)		(signed)

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Consolidated Interim Statements of Operations and Other Comprehensive Loss

(US Dollars)

(Unaudited – see Notice to Reader dated December 30, 2019)

	Note	Three months ended September 30,		Six months ended September 30,
		2019	2018	2019	2018
		in 000$	in 000$	in 000$	in 000$
Expenses
Research and development		492	65	925	126
Consulting fees	13,14(ii)	863	55	1,939	136
Professional fees		103	39	346	52
Other operating costs	14(i)	112	34	158	51
Loss from operations		(1,570)	(193)	(3,368)	(365)
share of losses in associates accounted for using equity method		(23)	(33)	(66)	(102)
interest income (expense)		(108)	17	(203)	39
Net (loss)		(1,701)	(209)	(3,637)	(428)
Other comprehensive income
Unrealised (loss) gain on Investment in Biohaven		(3)	(4)	(18)	24
Total comprehensive (loss) for period		$(1,704)	$(213)	$(3,655)	$(404)
Net (loss) attributable to :
Owners of the Company		(1,273)	(208)	(2,715)	(427)
Non-controlling interest		(428)	(1)	(922)	(1)
		$(1,701)	$(209)	$(3,637)	$(428)
Comprehensive Profit(loss) attributable to
Owners of the Company		(1,276)	(212)	(2,733)	(403)
Non-controlling interest		(428)	(1)	(922)	(1)
		$(1,704)	$(213)	$(3,655)	$(404)
(loss) per share (Actual)	11
Basic and diluted		$(0.00)	$(0.00)	$(0.00)	$(0.00)
Weighted average shares outstanding
Basic and diluted		1,098,771	280,719	1,092,280	280,719

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Consolidated Interim Statements of Changes in Shareholders’ Equity

For The Six Months Ended September 30, 2019

(US Dollars)

(Unaudited – see Notice to Reader dated December 30, 2019)

	Number of Shares	Capital Stock	Stock Option Reserve	Accumulated other comprehensive income	Retained earnings (Accumulated Deficit)	Equity Attributable to Owners of Company	Non-controlling Interest	Total Equity
	In ‘000’	In ‘000$	In ‘000$	In ‘000$	In ‘000$	In ‘000$	In ‘000$	In ‘000$
Balance, April 1, 2018	280,720	23,654	267	32	(14,334)	9,619		9,619
Share based compensation			13			13		13
Unrealized gain on investment in Biohaven				24		24		24
Net loss for period					(427)	(427)	(1)	(428)
Balance, September 30, 2018	280,720	23,654	280	56	(14,761)	9,229	(1)	9,228
Balance, April 1, 2019	1,085,790	116,237	324	82	(16,969)	99,674	48,883	148,557
Shares issued on acquisition of Intensity holding company	12,981	1,298				1,298		1,298
Share based compensation			9			9	1,323	1,332
Unrealized (loss) on investment in Biohaven				(18)		(18)		(18)
Net loss for period					(2,715)	(2,715)	(922)	(3,637)
Balance, September 30, 2019	1,098,771	117,535	333	64	(19,684)	98,248	49,284	147,532

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Consolidated Interim Statements of Cash Flows

(US Dollars)

(Unaudited – see Notice to Reader dated December 30, 2019)

For the six months ended September 30,	2019	2018
	in 000$	in 000$
Cash flows from operating activities
Net loss for the period	(3,637)	(428)
Adjustments for non-cash items:
Value of shares and options expensed as consulting fee	1,332	13
Increase in notes payable charged to interest	4	8
Share of losses in associate	66	102
Prepaid expenses and other receivable	(141)	(19)
Accounts payable and accrued liabilities	154	(48)
	(2,222)	(372)
Cash flows from financing activities
Options exercised	-	-
Unsecured notes payable	(100)	(50)
	(100)	(50)
(Decrease) Increase in cash and cash equivalent during period	(2,322)	(422)
Cash and cash equivalent at beginning of period	6,166	7,520
Cash and cash equivalent at end of period	3,844	7,098
Supplemental disclosure of non-cash investing and financing activities
Fair value of shares issued to acquire Intensity holding company’	$1,298	$-
Unrealised (loss) gain on investment in Biohaven	$(18)	$24

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Notes to Consolidated Interim Financial Statements

(US Dollars)

September 30, 2019 and 2018

(Unaudited – see Notice to Reader dated December 30, 2019)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Portage Biotech Inc. (the “Company”) is incorporated in the British Virgin Islands (“BVI”) with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent, Portage Services Ltd., is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.

The Company is a reporting issuer with the Ontario Securities Commission on the Canadian Stock Exchange under the symbol PBT-U and US Securities and Exchange Commission on the OTC market under the symbol PTGEF.

The Company is engaged in the business of researching and developing pharmaceutical and biotechnology products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, the Company seeks to sell or license the products to large pharmaceutical companies for further development and commercialization.

The Company’s existing subsidiaries are in the pre-clinical stage, and as such no revenue has been generated from their operations.

2.	BASIS OF PRESENTATION

(a)	Statement of Compliance and Basis of presentation

These consolidated Interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), IAS 34 Interim Financial Reporting and interpretations of the International Financial Reporting Interpretations Committee. These consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2019.

These consolidated interim financial statements have been prepared on a historical cost basis except for items disclosed herein at fair value. In addition, these consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has only one material operating segment.

These consolidated financial statements were approved and authorized for issue by the Audit Committee and Board of Directors on December 30, 2019.

2.	BASIS OF PRESENTATION - continued

b)	Consolidation

The consolidated financial statements include the accounts of the Company and,

a.	Portage Services Ltd., a wholly owned subsidiary incorporated in Ontario on January 31, 2011.

b.	Portage Pharmaceuticals Ltd. (“PPL”) a wholly owned subsidiary resulting from a merger on July 23, 2013 and is incorporated under the laws of the British Virgin Islands, as a BVI business company.

c.	EyGen Limited, (“EyGen”) which is a wholly owned subsidiary of PPL, was incorporated on September 20, 2016 under the laws of the BVI.

d.	SalvaRx Limited (“SalvaRx”), a wholly owned subsidiary, incorporated on May 6 2015 in the British Virgin Islands.

e.	Portage Glasgow Ltd (“PGL”), a 65% subsidiary of PPL, incorporated in Glasgow, Scotland.

f.	IOX Therapeutics Ltd (“IOX”), a United Kingdom based immune-oncology company, a 60.49% subsidiary incorporated in the United Kingdom on February 10, 2015.

g.	Saugatuck, a 70% owned subsidiary incorporated in the British Virgin Islands.

h.	Intensity Holding Limited, 100% owned subsidiary incorporated in the British Virgin Islands.

All inter-company balances and transactions have been eliminated on consolidation.

Non-controlling interest in the equity of a subsidiary is accounted for and reported as a component of stockholders’ equity. Non-controlling interest represents the 39.51% shareholder ownership interest in IOX and the 30% shareholder ownership interest in Saugatuck which are consolidated by the Company.

(c)	Functional and presentation currency

The Company’s functional and presentation currency is US Dollar.

(d)	Use of Estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, research and development costs, fair value used for acquisition, assessment of impairment in goodwill and other intangible assets and measurement of share- based compensation, in the current and prior periods.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in Note 3 to the fiscal 2019 audited consolidated financial statements. These policies have been applied consistently to all periods presented in these consolidated interim financial statements,

New accounting standards, interpretations and amendments

During the current interim period the company adopted the requirements of IFRS 16 in respect to lease obligations. However, management determined that it had no leases to which the standard applied, and therefore there was no impact on its financial statements. The Company is also unaware of any applicable but not-yet-adopted standards that are expected to materially affect the financial statements of future periods.

4.	PREPAID EXPENSES AND OTHER RECEIVABLE

	As at September 30, 2019	As at March 31, 2019
	in 000’$	in 000’$
Prepaid expenses	10	19
R & D credits	359	208
Other receivable	54	55
	423	282

In October 2016, the Company’s wholly owned subsidiary, PPL agreed to a settlement of $120,000 for a claim made against a supplier. Up to September 30, 2019, the Company received $63,750. The remaining balance is payable in five annual instalments of $11,250. Accordingly, $11,250 is classified as a current asset within other receivables and the non-current portion of $45,000 is classified as a long-term asset ($45,000 classified as a long-term asset and $11,250 classified as a current asset as at March 31, 2019).

5.	CONVERTIBLE NOTE RECEIVABLE

As of September 30, 2019, the Company invested $1.9 million in a convertible note (the “Notes”) issued by IOX in U.S. dollars. The Notes carry interest at 7% accruing daily and mature within twelve months of their issuance. The Company can convert the notes and accrued interest into ordinary shares of IOX at any time before maturity at £120 per share. There is an automatic conversion on a qualifying event, being IOX raising $2 million or a sale of the Company per the agreement. Conversion price will be the price at which the money was raised discounted by 25%. IOX has the right to repay the Notes together with accrued interest at any time.

As a result of the SalvaRx Acquisition in fiscal 2019, IOX became a subsidiary of the Company and in accordance with IFRS 3 – Business combinations, the fair value, including interest receivable, of the Notes were effectively settled upon the business combination.

6.	INVESTMENT IN MARKETABLE EQUITY SECURITIES

Investment comprises 2,000 shares in Biohaven Pharmaceutical Holding Company Limited, (Biohaven) a public company listed on NYSE.

The Company currently accounts for its investment in Biohaven as a financial asset classified as FVTOCI

As at September 30, 2019, the shares were valued at the quoted market price of Biohaven share of $41.72 and the difference between the carrying value and the fair value being unrealized loss of approximately $18,000 is included in the other comprehensive income.

The following table is a rollforward of the investment in Biohaven

	Six months ended September 30, 2019	Year ended March 31, 2019
	in 000’$	In 000’$
Balance at Beginning of period	103	53
Unrealized (loss) gain on investment	(18)	50
Balance at end of period	85	103

7.	INVESTMENT IN ASSOCIATE

Details of the Company’s associate as of June 30, 2019 and March 31, 2019 are as follows:

Name	Principal Activity	Place of Incorporation and principal place of business	Voting rights held as at September 30, 2019 and March 31, 2019
Associate: Stimunity S.A.	Biotechnology	Paris, France	36.5%

The abovementioned associate is accounted for using the equity method in these consolidated financial statements.

The following table is a rollforward of the investment Stimunity S.A.

	Six months ended September 30, 2019	Year ended March 31, 2019
	in 000’$	In 000’$
Balance at Beginning of period	1,207	681
Additional investment	-	688
Share of losses	(66)	(162)
Balance at end of period	1,141	1,207

Under the shareholders agreement, Portage has (i) a preferential subscription right to maintain its equity interest in Stimunity in the event of a capital increase from the issuance of new securities by Stimunity, except for issuances of new securities for stock options under a merger plan or for an acquisition, or (ii) the right to vote against any (a) issuances of additional securities that would call for the Company to waive its preferential subscription right or (b) any dilutive issuance.

As at September 30, 2019, the Company evaluated the progress achieved by Stimunity and has determined that there was no evidence of any impairment in the value of this investment and as a result no adjustment was considered necessary in its carrying value.

8.	INVESTMENT IN PGL

The Company’s wholly owned subsidiary, PPL holds 650 ordinary shares of Portage Glasgow Ltd. (PGL), at £0.01 per share for a total consideration of £6.50 ($9.11). PPL’s ownership comprised 65% of the issued ordinary shares in PGL. PPL’s Chief Executive Officer (“CEO”) is also the chairman of the board of directors of PGL which currently consists of two persons. PGL is therefore considered a subsidiary and consolidated.

As per the terms of a Convertible Loan Agreement dated January 31, 2018 signed with PGL, PPL has committed to provide PGL with an unsecured convertible loan facility up to £1 million ($1.4 million) with a minimum drawdown of £50,000 ($70,075) and maximum drawdown of £250,000 ($350,375) during any three-month period. Interest will be at 7% accruing on a monthly basis and the facility is repayable within nine years from the date of the agreement. The outstanding loan with accrued interest can be converted into ordinary shares of PGL to be priced at between £9,000 per share and £5,000 per share depending on the conversion date being within one year to eight years. However, completion of an eligible fundraising by PGL, being £5 million ($7 million) at a pre-money valuation of minimum £10 million ($14 million), will require the loan to be mandatorily converted as per the terms of conversion described above. The total drawdown as at September 30, 2019 amounted to $177,971 (As at March 31, 2019 amounted to $45,378).

9.	INVESTMENT IN PRIVATE COMPANIES

As at	September 30, 2019	March 31, 2019
	in 000’$	In 000’$
Sentien Biotechnologies Inc.	700	700
Intensity	5,798	4,500
	6,498	5,200

Sentien

In August 2015, the Company acquired 210,210 shares of Series A preferred stock in Sentien (“Preferred Stock”), a Medford, MA based private company for $700,000 of cash. The Preferred Stock is fully convertible into equal number of common shares. The Company’s holdings represent 5.06% of the equity of Sentien on a fully diluted basis as at September 30, 2019 and March 31, 2019, respectively. The investment in Sentien has been irrevocably designated as a financial asset recorded at fair value with gains and losses recorded through OCI. In accordance with the guidance in IFRS 9 regarding when cost may be the best estimate of fair value, Sentien is recorded at cost.

Intensity

In connection with the SalvaRx Acquisition in the fiscal 2019, the Company acquired a $4.5 million interest in Intensity, a clinical stage biotechnology company, for 1 million shares,

On July 11, 2019, the Company acquired all the shares of Intensity Holding Limited (IHL) from Fast Froward Innovations Limited for $1,298,061 through the issuance of 12,980,610 common shares of Portage, at a deemed price of USD $0.10 per share. The sole asset of IHL consists of 288,458 shares of Intensity.

Portage’s ownership, as a result, increased to 1,288,458 shares of Intensity (approximately 9.7% of the outstanding shares of Intensity).

The investment was recorded at fair value (which approximates cost). The investment in Intensity has been irrevocably designated as a financial asset recorded at fair value with gains and losses recorded through OCI. The fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors.

As at September 30, 2019 and March 31, 2019, the Company has determined that there was no evidence of any impairment in the value of the above investments and as a result no adjustment was considered necessary in their carrying values.

10.	GOODWILL, IN PROCESS RESEARCH AND DEVELOPMENT AND DEFERRED TAX LIABILITY

	Three months ended June 30, 2019			Year ended March 31, 2019
	Goodwill	IPRD	DTL	Goodwill	IPRD	DTL
	in 000’$	in 000’$	in 000’$	in 000’$	in 000’$	in 000’$
Balance at Beginning of period	43,324	117,388	(20,364)	-	-	-
On acquisition of Salvarx Ltd				43,324	117,388	(20,364)
amortization	-	-	-	-	-	-
Impairment	-	-	-	-	-	-
Balance at end of period	43,324	117,388	(20,364)	43,324	117,388	(20,364)

10.	GOODWILL, IN PROCESS RESEARCH AND DEVELOPMENT AND DEFERRED TAX LIABILITY – continued

Goodwill related to acquisition of Salvarx Ltd in January 2019. The management evaluated the value of the underlying net assets as at September 30, 2019 and concluded that here was no impairment in goodwill.

In process research and development (IPRD) related to the value of pre-clinical research work carried out at IOX and Saugatuck prior to their acquisition in January 2019. The valuation was carried out by an independent valuator using discounted cash flow model (DCF). The management has evaluated the continuing work at these entities and updated the DCF model as at September 30, 2019 and concluded that IPRD required no adjustment. IPRD will be amortized once a commercial viability of the products is established or written off if the projects are abandoned.

Deferred tax (DTL) related to IPRD at IOX which is subject to tax in UK. As at September 30, 2019, there was no change in the amount and status of IOX IPRD and as a result, no changes were considered necessary in the amount of deferred tax.

11.	UNSECURED NOTES PAYABLE AND WARRANTS

Following is a rollforward of the notes payable and the warrant liability:

Notes payable	PPL	EyGen	IOX	SalvaRX	Total
	In 000’$	In 000’$	In 000’$	In 000’$	In 000’$
Balance, April 1, 2019	193	-	100	3,370	3,663
Repayment				(100)	(100)
Interest	4				4
Balance, September 30, 2019	197	-	100	3,370	3,567

	PPL	EyGen	IOX	SalvaRX	Total
	In 000’$	In 000’$	In 000’$	In 000’$	In 000’$
Balance, April 1, 2018	210	23	-	-	233
Repayment	(25)	(25)			(50)
Interest	8	2			10
Fair value on acquisition	-	-	100	3,370	3,470
Balance, March 31, 2019	193	-	100	3,370	3,663

Warrant liability	Six months ended September 30, 2019			Year ended March 31, 2019
	PPL	EyGen	Total	PPL	EyGen	Total
	In 000’$	In 000’$	In 000’$	In 000’$	In 000’$	In 000’$
Balance, beginning of period	22	2	24	22	2	24
Balance, End of period	22	2	24	22	2	24

PPL and EyGen Loan Notes

The Unsecured Notes issued by PPL and EyGen bear interest at 7% per annum, payable annually on the issuance date. The Unsecured Notes are not redeemable by the Company prior to maturity. In conjunction with the issuance of the Unsecured Notes, the note holders were also issued a warrant to subscribe for $7,500 new PPL or Eygen ordinary shares for every $10,000 of principal issued, respectively, provided that a certain qualifying event occurs within the three years of issuance. The warrants are only exercisable on a qualifying event and the exercise price of the warrant will be based on the price of equity shares determined by the qualifying event and the year in which it takes place. The warrants have a three-year term. Given that there was an obligation to issue a variable number of shares, the warrants were classified as financial liabilities and recorded at fair value of $24,000 in warrant liabilities in the accompanying consolidated balance sheet.

11.	UNSECURED NOTES PAYABLE AND WARRANTS - continued

SalvaRx loan notes

In connection with the SalvaRx Acquistion in January 2019, the Company assumed $3.96 million of principal in unsecured notes issued by SalvaRx due on March 2, 2021 (or a qualifying event), that bear interest of 7% (the “SalvaRx Notes”). As the SalvaRx Acquisition was a qualifying event, the unsecured notes became due upon the acquisition. On January 8, 2019, the acquisition date, the fair value of the SalvaRx Notes was determined to be $3.4 million using a 12.5% market interest rate to discount all payments of principal and interest due to the holders of such notes through the date of maturity. The holders of the SalvaRx Notes received $7,500 of warrants in respect of each $10,000 of principal issued.

The warrants vest in the event of a qualifying transaction and are exercisable at a 30% discount to the implied valuation of SalvaRx. On the Acquisition Date, the fair value of warrants, which are included in non-controlling interest, was determined to be $2.5 million using the Black Scholes Model.

An unsecured note for $100,000 was settled in cash on August 30, 2019.

Maturity of notes of $3million was extended to 2021 on December 23, 2019 and were therefore classified as non-current liability on the balance sheet (Note 21).

IOX loan notes

In connection with the SalvaRx Acquistion in January 2019, the Company assumed $2.0 million of 7% convertible notes issued by IOX, a wholly owned subsidiary of SalvaRx (the “Convertible Notes”), of which the Company holds $1.9 million. As a result of the SalvaRx Acquisition, IOX has become a subsidiary of the Company during the year ended March 31, 2019. In accordance with IFRS 3 – Business combinations, the fair value of notes payable was effectively settled against the note receivable (see Note 5). The remaining Convertible Notes issued to a third party, including the conversion option, are recorded at a fair value of $0.1 million. In each of March 2019 and December 2019, $0.05 million of loan mature. The holders of the Convertible Notes can convert the notes and accrued interest into ordinary shares of IOX at any time before maturity at £120 per share. There is an automatic conversion in the event IOX raises $2 million, and the conversion price will be determined on the timing of the capital raise and the price at which the money was raised. IOX has right to repay the Convertible Notes together with interest at any time.

12.	CAPITAL STOCK

(a)	Authorized: Unlimited number of common shares

(b)	Issued:

	Six months ended September 30, 2018		Year ended March 31, 2019
	Common shares	Amount	Common shares	Amount
	in 000’	in ‘000$	in 000’	in ‘000$
Balance, beginning of period	1,085,790	$116,237	280,720	$23,654
Shares issued on acquisition of Intensity Holding company	12,981	$1,298
Shares issued on acquisition of Salvarx Ltd	-	-	805,070	92,583
Balance, end of period	1,098,771	$117,535	1,085,790	$116,237

(c)	As at September 30, 2019 and March 31, 2019, the Company had no active Consultant Stock Compensation Plan.

13.	STOCK OPTION RESERVE

(a)	The following table provides the activity for the Company’s stock option reserve:

	Six months ended September 30, 2019		Year ended March 31, 2019
	Non-controlling interest	Stock option Reserve	Non-controlling interest	Stock option Reserve
	000$	000$	000$	000$
Balance, beginning of Period	8475	324	-	267
Value of IOX options relating to pre-acquisition services	-	-	7,364	-
Stock based compensation expense	1,323	9	1,111	57
Balance, end of period	9,798	333	8,475	324

(b)	The movements in Options issued were:

	PBI 2013 Option Plan		PPL Option Plan (Subsidiary Plan)		iOx Option Plan (Subsidiary Plan)
	Six months ended Sept. 30, 2019	Year ended March 31, 2019	Six months ended Sept. 30, 2019	Year ended March 31, 2019	Six months ended Sept. 30, 2019	Year ended March 31, 2019
Balance, at beginning of period	595,842	1,845,842	57,258	47,917	2,599	-
Acquired form Salvarx Acquisition						2,599
Granted				9,341
Cancelled		(1,250,000)
Balance, at end of period	595,842	595,842	57,258	57,258	2,599	2,599
Exercisable, end of period	595,842	595,842	57,258	50,253	1,881	1,728

the Board discontinued the 2013 Option Plan in the fiscal 2019. No additional shares will be issued under this plan.

(c)	Following are the weighted average exercise price and the remaining contractual life for outstanding options by plan:

	PBI 2013 Option Plan		PPL Option Plan (Subsidiary Plan)		IOX Option Plan (Subsidiary Plan)
	As at Sept. 30, 2019	As at March 31, 2019	As at Sept. 30, 2019	As at March 31, 2019	As at Sept. 30, 2019	As at March 31, 2019
Weighted average exercise price	$0.15	$0.15	$2.83	$2.83	$152.74	$152.84
Weighted average remaining contractual life (in years)	2.22	2.72	1.13	1.63	1.90	3.10

The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for all options outstanding as at September 30, 2019 and March 31, 2019.

14.	LOSS PER SHARE

	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
	in 000$	in 000$	in 000$	in 000$
Numerator
Net loss attributable to owners of the Company	(1,273)	(209)	(2,715)	(428)
Denominator (in 000’)
Weighted average number of shares - Basic	1,098,771	280,719	1,092,280	280,719
Diluted effect of average number of options	596	1,529	596	1,687
Weighted average number of shares - Diluted	1,099,367	282,248	1,092,876	282,406
Basic and diluted (loss) per share (Actual)	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Diluted earnings (loss) per share (Actual)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Inclusion of the options in the computation of diluted loss per share would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

15.	COMMITMENTS AND CONTINGENT LIABILITIES

(a)	Under the terms of a License Agreement dated January 25, 2013, PPL is required to reimburse to the Licensor, Trojan Technologies Limited (“Trojan”), 50% of all maintenance costs of the US Patent #7,968,512 and to pay royalties of 3% on Net Receipts from sales of the Licensed Product and 5% on Net Receipts from third parties in respect of development or other exploitation of Licensed Intellectual Property and/or Licensed Products up to a maximum of $30 million. As at Sept. 30, 2019, no royalties have been earned and maintenance fees are insignificant, therefore no payments have been made to Trojan.

(b)	The Company is committed to invest approximately €1.5 million ($1.9 million) in Stimunity upon Stimunity’s achievement of certain agreed milestones. As at March 31, 2019, the Company made an additional discretionary investment of €600,129 ($688,359) toward the commitment. As at Sept. 30, 2019, agreed milestones were not yet reached and hence no further payment under the agreement was due.

(c)	PPL is committed to provide a loan facility to PGL of up to £1 million ($1.4 million) of which approximately $178,000 was advanced up to September 30, 2019.

(d)	SalvaRx has an obligation to make further capital contribution of €0.3 million ($0.3 million) in Nekonal once certain development milestones have been achieved (see (e) below).

(e)	SalvaRx and Nekonal are currently in disagreement regarding SalvaRx’s obligation to make the additional equity contribution described in (d), which is due upon Nekonal’s attainment of the defined milestone. In April 2019, SalvaRx asserted that management of Nekonal committed a breach of duties and fraud on its minority shareholder and Nekonal management has accused SalvaRx of breach of contract. To date, no legal proceedings have been formally commenced by either party. Research and development efforts have been suspended pending a resolution of this matter. The Company cannot predict the outcome of this matter and there is no assurance that a loss will not be incurred.

16.	CONSULTING FEE

	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
	in 000$	in 000$	in 000$	in 000$
Cash fee to management	132	6	265	33
Cash fee to others	154	45	342	90
Shares and vested Options issued to key management and directors	390	-	901	1
Shares and vested Options issued to others	187	4	431	12
	$863	$55	$1,939	$136

17.	RELATED PARTY TRANSACTIONS

The Board of Directors, Chairman, Chief Executive Officer and Chief Financial Officer are key management personnel. The following subsidiaries and associates are also considered related parties:

a.	Nokonal : One of the three directors on the Board of Directors of Nekonal is represented by Portage. Additionally, the CEO of the Company is also the CEO of Nekonal and employees of the Company comprise the management team of Nekonal under the service agreement for management services.

b.	Stimunity : One of the three directors on the Board of Directors of Stimunity is represented by Portage

c.	IOX: Two of the five directors on the Board of Directors of IOX is represented by Portage. Additionally, Portage has an observer on the Board of IOX. The CEO of the Company is also the CEO of IOX and employees of the Company comprise the management team of IOX.

d.	Saugatuck: One of the three directors on the Board of Directors of Saugatuck is represented by Portage. Additionally, the CEO of the Company is also the CEO of Saugatuck and employees of the Company comprise the management team of Saugatuck.

e.	Intensity: One of the four directors on the Board of Directors of Intensity is represented by Portage. Additionally, the CEO of the Company is an officer and employee of Intensity.

f.	PGL: PPL’s CEO is also the chairman of the two-person board of directors of PGL.

The following are significant related party balances and transactions other than those disclosed elsewhere in the consolidated financial statements:

a.	Unsecured notes payable includes $200,000 notes issued to directors of the Company by PPL and approximately $3.2 notes issued to directors by Salvarx Ltd.

b.	Interest expense includes approximately $58,850 and $119,700 interest respectively for the three and six months ended September 30, 2019 charged on notes issued to directors.

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the balance sheet consist of the following:

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following table summarizes the Company’s financial instruments as at September 30, 2019:

	As at September 30, 2019		As at March 31, 2019
	Amortized cost	Fair value to other comprehensive income	Amortized cost	Fair value to other comprehensive income
	in 000’$	in 000’$	in 000’$	in 000’$
Financial assets
Cash and cash equivalent	3,844	-	6,166	-
Prepaid expenses and other receivable	423	-	282	-
Investments		85	-	103

	Amortized cost	FYTPL	Amortized cost	FYTPL
Financial liabilities
Accounts payable and accrued liabilities	1,261	-	1,107	-
Unsecured notes payable	3,567	-	3,663	-
Warrant liability		24	-	24

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, receivables and investments in equities and private entities, accounts payable, warrant liability and unsecured notes payable.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

●	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

●	Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

●	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Investment is classified as level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Management has assessed that the fair values of cash and cash equivalents, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments.

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – continued

The following methods and assumptions were used to estimate their fair values:

Investment in Biohaven: Fair value was based on quoted market price of $41.72 per share (Level 1).

The investment in Nekonal and the option in Nekonal has been listed at a $0 fair value.

Investment in Sentien: fair value of the asset is determined by considering other comparable equity funding transactions by Sentien with unrelated investors.

Investment in Intensity: fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors.

Unsecured notes payable and warrant liability: The fair value is estimated using a Black Scholes model (Level 3).

There have been no transfers between levels of the fair value hierarchy for the three and six months ended Sept. 30, 2019 and year ended March 31, 2019.

The Company’s financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfil its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected on the statement of financial position.

Cash– Cash is held with major international financial institutions and therefore the risk of loss is minimal.

Other receivable – The Company is exposed to credit risk attributable to its debtor since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL (Note 4), payable over the next six years. The debtor has so far been diligent in paying the amounts on the due dates and PPL management will be monitoring the account on a regular basis.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to meet its operating needs and needs for investing in new projects. The Company believes that it has sufficient funding to finance the committed drug development work, apart from meeting its operational needs for the foreseeable future.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

19.	CAPITAL DISCLOSURES

The Company considers the items included in Shareholders’ Equity as capital. The Company had payables of approximately $ 1.3 million as at September 30, 2019 (approximately $ 1.1 million as at March 31, 2019) and current assets of approximately $4.4 million (approximately $6.6 million as at March 31, 2019). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash.

As at September 30, 2019, the shareholders’ equity was approximately $98.2 million (approximately $100 million as at March 31, 2019), $3.8 million ($ 6.2 million as at March 31, 2019) of it was held in the form of cash.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the three and six months ended September 30, 2019 and 2018.

20.	NON-CONTROLLING INTEREST

Six months ended Sept. 30, 2019	PGL	SalvaRx	IOX	Saugatuck	Total
	000$	000$	000$	000$	000$
Balance as of April 1, 2019	(31)	2,451	46,376	87	48,883
Stock based compensation expense			1,323		1,323
Net loss attributable to non-controlling interest	(43)	-	(870)	(9)	(922)
Non-controlling interest at Sept. 30, 2019	(74)	2,451	46,829	78	49,284

Year ended March 31, 2019	PGL	Salvarx	IOX	Saugatuck	Total
	000$	000$	000$	000$	000$
Balance as of April 1, 2018	-	-	-	-	-
Acquisition date fair values of non-controlling interests in subsidiaries			38,826	90	38,916
SalvaRx warrants vested upon acquisition		2,451			2,451
Vested portion of IOX stock options			7,364		7,364
Stock based compensation expense			1,111		1,111
Net loss attributable to non-controlling interest	(31)		(925)	(3)	(959)
Non-controlling interest at March 31, 2019	(31)	2,451	46,376	87	48,883

21.	EVENT AFTER THE BALANCE SHEET DATE

On December 23, 2019, the maturity date of $3.0 million SalvaRx Notes was extended to 2021. See Note 11.